Exhibit 99.1

Publication of EXALT-1 trial in Cancer Discovery demonstrates first AI-supported functional precision medicine platform to improve cancer treatment outcomes

Study shows benefit of the first AI-supported functional precision medicine platform to guide treatment selection and improve outcomes in patients with advanced haematological cancers

54% of patients demonstrated a clinical benefit of more than 1.3-fold enhanced progression-free survival compared to previous therapy

40% of patients experienced exceptional responses lasting at least three times longer than expected for their respective disease

VIENNA, A.T. and OXFORD, U.K. – October 11, 2021 – Exscientia plc (Nasdaq:EXAI), the Medical University of Vienna and the CeMM Research Center for Molecular Medicine of the Austrian Academy of Sciences, today announced publication in Cancer Discovery, a journal of the American Association of Cancer Research, of final results from the EXALT-1 trial. The study, titled “Functional Precision Medicine Provides Clinical Benefit in Advanced Aggressive Haematological Cancers and Identifies Exceptional Responders,” illustrates the potential real-world impact of using Exscientia’s AI-supported precision medicine platform (referred to in the study as single-cell functional precision medicine or scFPM) to propose which therapy would be most effective for late-stage haematological cancer patients based on testing drug responses ex vivo in their own tissue samples. Interim data from the study was previously published in The Lancet Haematology.

“Precision medicine is the right drug, for the right patient, at the right time. By enabling the robust and accurate assessment of drug effect on viable patient samples at single-cell resolution, we have created a technology that can provide hemato oncologists a prediction of a patient’s response prior to deciding on a course of therapy,” said Gregory Vladimer, Ph.D., VP of translational research at Exscientia and co-inventor of the platform technology. “While the use of genetics in precision cancer medicine can determine if a target is present, functionally characterizing available drug options on patient cells within a short time window provides evidence for cancer cell sensitivity.”

"The EXALT-1 study was the first-ever prospective study of its kind, demonstrating the potential of a functional precision medicine platform to identify the optimal therapy for an individual patient. The results of the trial are clear: patients who were treated using recommendations guided by single-cell drug screenings from real-time biopsies remained progression-free longer as compared to their previous line of therapy,” commented Philipp P. Staber, M.D., Ph.D., haematologist oncologist at Medical University Vienna and principal investigator of the study.

The prospective, single-arm, open label EXALT-1 study was a basket trial for patients with a variety of aggressive haematological cancers. The study evaluated a total of 76 patients. Of these, 56 patients were treated according to scFPM and 20 patients received treatment based on physician’s choice. At a median follow-up of 23.9 months, 54% of patients (30/56) demonstrated a clinical benefit of more than 1.3-fold enhanced progression-free survival (PFS) compared to their previous therapy, with 40% of responders (12/30) achieving exceptional responses lasting at least three times longer than expected for their respective disease. The PFS on scFPM-guided treatment was significantly increased (p=0.0093). Of note, 23% of patients (13/56) were progression-free after 12 months after scFPM-guided therapy, compared to only 5% of patients (3/56) on their previous treatment. The objective response rate was 55% for patients treated according to scFPM results.

Giulio Superti-Furga, Scientific Director of the CeMM Research Center for Molecular Medicine of the Austrian Academy of Sciences said, “The current study is a wonderful example of how successful collaboration with academic research and innovation, clinical expertise, and pharmatech knowhow can benefit patients and the development of new technologies. This is not personalised medicine inferred from biomarkers, it is really measured. It is based on function.”

Exscientia’s precision medicine platform uses AI techniques to conduct single-cell, high content analysis of individual patient tissue samples to generate clinically-relevant insights into which treatments will deliver the most benefit to an individual patient. The underlying technology was developed by Dr. Gregory Vladimer and Prof. Berend Snijder, now at the ETH Zurich, while working in the laboratory of Giulio Superti-Furga at the CeMM Research Center for Molecular Medicine in Austria.

“Exscientia’s patient-first AI strategy aims to bring patients directly into all aspects of new medicine discovery and development, including target discovery, drug optimization and patient selection for clinical trials,” said Andrew Hopkins, Ph.D., Founder and Chief Executive Officer of Exscientia. “These results provide strong validation for our strategy to apply AI to modernize drug development, ultimately aiming to bring better drugs, faster, to patients in need.”

About Exscientia

Exscientia is an AI-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates, with more than 25 projects advancing, including the first three AI-designed drug candidates to enter Phase 1 clinical trials.

Exscientia has offices in Oxford, Vienna, Dundee, Miami, and Osaka. For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

CeMM Research Center for Molecular Medicine is an interdisciplinary research institute of the Austrian Academy of Sciences committed to advancing the understanding of human diseases through basic and biomedical research. Located in the midst of the campus of the Medical University of Vienna, CeMM is dedicated to its mission statement to pioneer science that nurtures the precise, personalized, predictive and preventive medicine of the future. CeMM’s research is based on post-genomic technologies and focuses on societally important diseases, such as immune disorders and infections, cancer and metabolic disorders. The institute is committed to identifying, supporting, and developing its research discoveries into impactful solutions for society. www.cemm.at

The Medical University of Vienna is a traditional medical education establishment with nearly 7,500 students and approximately 6,000 staff members, and an important top-level biomedical research institution in Europe. Its international outlook is one of its most important pillars and the research focus is centered on immunology, cancer research, imaging, brain research and cardiovascular diseases. www.meduniwien.ac.at/web/en

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with regard to Exscientia’s expectations regarding the ability of its AI-supported precision medicine platform to conduct single-cell, high content analysis of individual patient tissue samples to generate clinically-relevant insights into which treatments will deliver the most benefit to an individual patient. Words such as “anticipates,” "believes," “expects,” "intends," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the uncertainties inherent in predicting future results and conditions and no assurance can be given that the AI-supported precision medicine platform discussed above will be successful in proposing which treatment would be most effective for individual patients, including late-stage haematological cancer patients. The success of the platform to match targeted therapies to individual patients is subject to numerous factors, many of which are beyond the control of Exscientia, including, without limitation, the ability of healthcare providers to collect viable cells and each patient’s ability to respond due to pretreatments. Exscientia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Enquiries

Exscientia:

Investors:

Sara Sherman

investors@exscientia.ai

Media:

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media@exscientia.ai

Medical University of Vienna:

Johannes Angerer

johannes.angerer@meduniwien.ac.at

CeMM Research Center for Molecular Medicine:

Anna Schwendinger

aschwendinger@cemm.at